Filed by Veritas Software Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Precise Software Solutions Ltd.
Commission File No.: 333-103911

ELECTION INFORMATION

The right to make an election will expire at 5:00 p.m. New York City time on June 27, 2003. The time and last date upon which you can make an election is herein referred to as the “Election Date” and is more fully explained in the enclosed Proxy Statement/Prospectus dated June 2, 2003 (the “Proxy Statement/Prospectus”). Unless we have otherwise advised you, it is imperative that we receive your instructions no later than five (5) business days prior to the Election Date in order to properly fulfill your instructions. Any instructions received after that time will be processed on a “best efforts” basis only.

To Our Clients:

     VERITAS Software Corporation (“VERITAS”) and Precise Software Solutions Ltd. (“Precise”) have agreed to merge (the “Merger”). Shareholders of Precise will vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement on June 28, 2003.

     Pursuant to the terms of the merger agreement, which are more fully explained in the enclosed Proxy Statement/Prospectus, Precise shareholders have the following election options, subject to certain limitations:

The election options are:

1.	A CASH ELECTION pursuant to which each Precise Share will be exchanged for $16.50 in cash, subject to the limitations and procedures set forth in the Proxy Statement/Prospectus, as to all of the Precise Shares submitted pursuant to a Letter of Transmittal and Election Form; or

2.	A MIXED ELECTION pursuant to which each Precise Share submitted will be exchanged for the mixed consideration of $12.375 in cash plus 0.2365 of a fully paid and nonassessable share of VERITAS common stock, except as described below under “Note to Israeli Holders” and subject to the limitations and procedures set forth in the Proxy Statement/Prospectus, as to all of the Precise Shares submitted pursuant to a Letter of Transmittal and Election Form.

NOTE TO OUR ISRAELI CLIENTS: In order to comply with Israeli securities laws, if you are making a Mixed Election and you are an Israeli holder, you will receive $12.375 in cash plus an amount in cash equal to 0.2365 multiplied by the closing sale price of one share of VERITAS common stock on the trading day immediately prior to the effective time as reported on The Nasdaq National Market.

     Because we are the holder of record for your shares, only we can make an election for your shares in accordance with your instructions. Please instruct us on which election to make for your Precise ordinary shares: the CASH ELECTION or the MIXED ELECTION.

IF YOU DO NOT MAKE AN ELECTION, YOU WILL BE DEEMED TO HAVE MADE THE CASH ELECTION IN EXCHANGE FOR YOUR PRECISE ORDINARY SHARES, EVEN IF THE PER SHARE VALUE OF THE MIXED ELECTION IS HIGHER THAN $16.50.

Please note the following:

•	The election period expires at 5:00 p.m. New York City time, June 27, 2003, the last business day prior to the extraordinary meeting of Precise shareholders. Unless we have otherwise advised you, it is imperative that we receive your instructions prior to the Election Date.

•	If you miss our processing deadline and we are unable to comply with the election date as a result, this is the same as not responding. In this event, you will be deemed to have made the Cash Election and you will receive $16.50 in cash for each Precise ordinary share you own, even if the per share value of the Mixed Election is higher than $16.50.

ELECTION INSTRUCTIONS

Please provide your signed election instructions below:

     CHECK ONLY ONE OF THE BOXES BELOW. You may make a Cash Election or a Mixed Election as to all of the Precise ordinary shares that you hold.

☐	A CASH ELECTION is made pursuant to which each Precise Share submitted herewith will be exchanged for $16.50 in cash, subject to the limitations and procedures set forth in the Proxy Statement/Prospectus, as to all of the Precise Shares submitted pursuant to the Letter of Transmittal and Election Form.

☐	A MIXED ELECTION is made pursuant to which each Precise Share submitted herewith will be exchanged for the mixed consideration of $12.375 in cash plus 0.2365 of a fully paid and nonassessable share of VERITAS common stock, except as described below under “Note for Israeli Holders” and subject to the limitations and procedures set forth in the Proxy Statement/Prospectus, as to all of the Precise Shares submitted pursuant to the Letter of Transmittal and Election Form.

NOTE FOR ISRAELI HOLDERS: In order to comply with Israeli securities laws, if you are making a Mixed Election and you have provided Precise or the broker through which you hold Precise Shares with a notice address in the State of Israel or you have declared that your center of vital interests, as evidenced by family, economic or social ties, is in Israel, you will receive $12.375 in cash plus an amount in cash equal to 0.2365 multiplied by the closing sale price of one share of VERITAS common stock on the trading day immediately prior to the Effective Time as reported on The Nasdaq National Market.

     PLEASE INDICATE BY CHECKING THE APPROPRIATE BOX IF THE FOLLOWING APPLIES TO YOU:

☐	You have provided Precise or us with an address for notice purposes in the State of Israel.

☐	The center of your vital interests, as evidenced by family, economic or social ties, is in Israel.

     If you have checked either of the above boxes, or if the records of Precise or available to Precise indicate that you have provided an address for notice purposes in the State of Israel, you will be deemed an “Israeli holder.” Please see the “Note for Israeli Holders” above.

DECLARATION REGARDING STATUS AS ISRAELI RESIDENT FOR TAX PURPOSES

In some instances where Precise shareholders may be liable for Israeli tax on the sale of their shares, the payments of the consideration may be subject to the withholding of Israeli tax at source. In that context and pursuant to Section 1.5(c)(ii) of the Merger Agreement, please indicate by checking the appropriate box whether the following apply to you (if a statement is not applicable, do not check the box):

☐	You are a “resident of Israel” within the meaning of that term in Section 1 of the Israel Income Tax Ordinance [New Version], 1961 (as amended by Amendment Law No. 132 of 2002).

☐	You held any Precise Shares before June 29, 2000 (the date of Precise’s initial public offering). If yes, then please indicate in the space provided the number of Precise Shares that you held before that date:

Account Number

     IF YOU DO NOT MAKE AND ELECTION, YOU WILL BE DEEMED TO HAVE MADE THE CASH ELECTION IN EXCHANGE FOR YOUR PRECISE ORDINARY SHARES, EVEN IF THE PER SHARE VALUE OF THE MIXED ELECTION IS HIGHER THAN $16.50.

Signature of Accountholder	Signature of Accountholder	Area Code and Daytime Phone

     THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE OPTION AND RISK OF THE ELECTING ACCOUNTHOLDER. IF DELIVERED BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE DELIVERY.

     If you have any questions, please contact your broker or financial advisor directly, or alternatively contact the Exchange Agent, Mellon Investor Services LLC, at (888) 689-2681 from within the U.S. or at (201) 373-5213 from outside the U.S.

     PROMPT ACTION IS REQUESTED. PLEASE NOTE THAT IN ORDER TO MAKE AN EFFECTIVE ELECTION, THE EXCHANGE AGENT MUST RECEIVE THE PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ELECTION FORM FROM US BY 5:00 P.M., NEW YORK CITY TIME ON JUNE 27, 2003.

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     IN CONNECTION WITH THE PROPOSED MERGER WITH PRECISE, VERITAS HAS FILED A REGISTRATION STATEMENT ON FORM S-4, INCLUDING A PROXY STATEMENT/PROSPECTUS, WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM VERITAS SOFTWARE AND PRECISE.

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